Mail Stop 3561

January 17, 2008

Mr. Vasilios Koutsobinas
Chief Executive Officer
ICT Technologies, Inc.
181 Westchester Avenue
Port Chester, New York 10573

> **RE: Euro Group of Companies, Inc. (formerly ICT Technologies, Inc.)**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2007, June 30, 2007 and**
> **September 30, 2007**
> **Filed July 25, 2007, August 16, 2007, August 17, 2007 and November 19,**
> **2007**
> **File No. 0-29805**

Dear Mr. Koutsobinas:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief